

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 3, 2013

<u>Via E-mail</u>
Todd Sakow
Chief Financial Officer
Carter Validus Mission Critical REIT II, Inc.
4211 West Boy Scout Blvd., Suite 500
Tampa, FL 33607

Re: Carter Validus Mission Critical REIT II, Inc.
Confidential Draft Registration Statement on Form S-11
Submitted August 7, 2013
CIK No. 0001567925

Dear Mr. Sakow:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1.   Please obtain and file the independent registered public accounting firm's consent.

2.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

3.   Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a

cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

4.   We note that you may invest in real estate-related equity and debt interests. We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

5.   Please provide us with all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, please note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should be consistent with the representations in the prospectus. Please refer to Item 19B of Industry Guide 5.

6.   Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions.

7.   We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets.

8.   We note that you are registering $2,000,000,000 worth of shares of your common stock. Please confirm to us that you reasonably expect to offer and sell this amount in the next two years. Please refer to Rule 415(a)(2).

9.   Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on

Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Cover Page

10.   Please revise to consolidate cover page risk factors and otherwise revise your disclosure to make the cover more legible, including increasing the font size, as appropriate.

Questions and Answers About this Offering, page 1

Q: When should I expect to receive distributions?

11.   We note your disclosure on page 3 that you have not established any limit on the amount of proceeds from this offering that may be used to fund distributions. Please revise your disclosure to clarify that you may pay distributions from sources other than GAAP cash flows from operations, including offering proceeds.

Q: From whom might an investment in our shares be appropriate?

12.   We note your disclosure on page 3 that an investment in your shares may be appropriate if an investor seeks to diversify his or her personal portfolio with a finite-life, real-estate investment, which among its benefits may hedge inflation and the volatility of the stock market. Please revise to remove any reference to a hedge against inflation and volatility of the stock market as you are offering securities with limited liquidity, which do not appear comparable. Alternatively, please tell us why you believe this disclosure is appropriate.

Prospectus Summary, page 6

Classes of Shares, page 8

13.   We note your disclosure on page 8 that you anticipate that the net asset value per share of any class will be the same. Please explain how the net asset value per share of any class will be the same. In particular, please tell us how net asset value per share will be the same when Class C will pay a distribution fee and Class A is subject to a sales commission.

Terms of the Offering, page 9

14.   We note your disclosure on page 9 and throughout the prospectus that you will determine your net asset value each quarter commencing during the first full quarter after your

board determines, or regulatory requirements require, that you make such validation. Please revise your disclosure throughout to state the time frame when you anticipate that you will determine your net asset value and briefly explain what you mean by regulatory requirements that would require you to make such validation. In addition, please revise to explain how have determined the initial offering price of Class C and Class I, but such classes will not be offered until you begin quarterly valuations. In such explanation, please clarify whether Class C and Class I will be offered initially at net asset value.

Summary Risk Factors, page 10

15.   Please revise your disclosure in the eighth risk factor to clarify, if true, that the fees you will pay to affiliates may be more than what you would pay to a third party. Please make similar revisions in your risk factors section.

Exit Strategy – Liquidity Event, page 13

16.   We note your disclosure regarding a Liquidity Event on page 13. Please revise your risk factor disclosure, including your cover risk factor disclosure, to clarify that there is no requirement to ever provide liquidity.

Conflicts of Interest, page 14

17.   Please revise your disclosure on page 14 to specifically identify the management and key personnel of your advisor who must determine which investment opportunities to recommend to you and how to allocate resources as well as your officers and two directors that will face conflicts because of their affiliation with your advisor. In addition, please revise the chart on page 15 to identify the natural person(s) who control your sponsor and dealer-manager.

Compensation to Our Advisor and its Affiliates, page 16

18.   Please revise your organization and offering expenses, in this section and in your Management Compensation disclosure beginning on page 84, to disclose the maximum amount of the fee based on the maximum primary offering and the distribution reinvestment plan.

19.   We note you may pay your property manager a separate fee for a one-time initial rent-up or leasing-up. Please revise to quantify this separate fee.

20.   We note that you will reimburse your advisor for operating expenses incurred on your behalf. Please revise to clarify whether you intend to reimburse your advisor for personnel costs. As applicable, please specifically disclose whether you will reimburse your advisor for the salaries and benefits to be paid to your named executive officers. In addition, in future filings, disclose whether you will reimburse your advisor for the

salaries and benefits to be paid to your named executive officers. In addition, in future filings that require Item 402 or Item 404 of Regulation S-K disclosure, please disclose the amount of fees paid to the advisor, break out the amounts paid pursuant to the asset management fee, any incentive fee and the reimbursement provision, and within reimbursements specify any amounts reimbursed for salaries or benefits of a named executive officer.

21.   We note that, upon termination of the advisory agreement, your advisor shall be entitled to a subordinated termination fee. Please revise to quantify this fee and explain how such fee is determined. In addition, please revise your risk factor disclosure, as applicable, to describe the risks relating to the difficulty in terminating your advisor even for poor performance.

Management, page 70

Executive Officers and Directors, page 72

22.   For each named executive officer or director, please ensure that you provide the month and year each individual's employment started and ended with each entity referenced. If an officer or director assumed a different position during their tenure with a particular entity, please provide this date as well. Please also revise on page 77 to provide similar disclosure for the officers and key personnel of your advisor. Please refer to Item 401 of Regulation S-K.

Dealer Manager, page 81

23.   We note you indicate on page 82 that Patrick Miller's background is described in "- The Advisor" section. We are unable to locate this disclosure. Please revise or advise.

Conflicts of Interest, page 92

Interests in Other Real Estate Programs, page 92

24.   Please revise your disclosure to specifically identify those affiliated programs and entities that directly compete with you. In addition, please revise your disclosure on page 93 to identify which other programs and entities are (i) still purchasing properties and (ii) may directly compete with you for investment opportunities.

Valuation Procedures, page 108

25.   Please tell us how the Independent Valuation Firm will be compensated and whether the fees create a conflict of interest with respect to valuations. Please revise the disclosure to describe all material conflicts of interest, as applicable.

26.   Please tell us what consideration you have given to identifying the Independent Valuation Firm as an expert and filing their consent as an exhibit to the registration statement. Please refer to Section 7(a) and Rule 436 of the Securities Act.

Prior Performance Summary, page 122

27.   We note your disclosure on page 122 that the information represents the historical experience of certain real estate programs sponsored or managed over the last ten years by Mr. Carter. Please tell us whether you have disclosed all programs in which Mr. Carter raised money from passive investors to invest in real estate.

28.   Please revise to provide the Tables required by Appendix I of Industry Guide 5 or advise.

29.   We note your disclosure that Carter & Associates generally provided its own capital while partnering with other institutional or private equity investors. Please tell us whether Carter & Associates had investment control of the CREF I and CREF II. In addition, please disclose whether Carter & Associates has real estate experience focusing on data centers and healthcare facilities.

Federal Income Tax Considerations, page 127

Legal Counsel Opinion, page 127

30.   Please confirm that you will revise your disclosure, prior to effectiveness, to reflect that you have received the opinion of Morris, Manning & Martin, LLP.

Index to Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-2

31.   Please revise to include a report of independent registered public accounting firm that contains an electronic signature.

Part II. Information Not Required in Prospectus, page II-1

Item 36. Financial Statements and Exhibits, page II-3

32.   Please revise to provide an exhibit index and to file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review. The draft opinion should be filed on EDGAR as correspondence. In addition, please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Peter McPhun, Staff Accountant at (202) 551-3581 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra Hunter, Staff Attorney, at (202) 551-3758 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel

cc: Heath D. Linsky
        Morris, Manning & Martin, LLP
        Via E-mail